Exhibit 99.1

ADS-TEC Energy Appoints Automotive and Mobility Expert, Alwin Epple as Newest Board Member

NÜRTINGEN, Germany – April 29, 2024 – ADS-TEC Energy plc (“ADS-TEC Energy”, “Company”, “we”, “our” or “us”) (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, is pleased to announce the appointment of Alwin Epple to its Board of Directors. With an illustrious career in the automotive industry spanning over three decades, Mr. Epple brings a wealth of experience and expertise to the company’s leadership team.

Mr. Epple has held prominent positions at Daimler AG and Mercedes Benz Group for the past 20 years. Most recently, he served as Chief Audit Executive at Mercedes-Benz Group. Prior to this, he served as the Head of Project Management for Daimler AG in Stuttgart, where he spearheaded the restructuring of passenger car sales in 18 countries. Mr. Epple’s extensive international experience also includes terms as President and CEO of Mercedes-Benz Italia, Executive Board Member of Daimler Financial Services AG, and Managing Director of Mercedes-Benz Financial Services UK LTD.

“We are delighted to welcome Alwin Epple to our Board of Directors. Mr. Epple’s career trajectory showcases his ability to navigate complex international markets and deliver tangible results across diverse sectors within the automotive industry”, states Prof. Dr. Kurt Lauk, Chairman of ADS-TEC Energy’s Board of Directors. “His appointment to the board of ADS-TEC Energy underscores the company’s commitment to driving innovation and sustainable growth in today’s dynamic business landscape.”

Mr. Epple has served as Chairman of the Advisory Board for AMANN & Söhne GmbH & Co. KG, a worldwide operating manufacturer of industrial sewing threads and embroidery yarns, and as a member of the Board of Management of Hanns A. Pielenz-Stiftung, a non-profit foundation, since 2016.

Mr. Epple holds an economics degree from Eberhard-Karls University Tubingen and has completed executive management training programs at both The Wharton School of the University of Pennsylvania and Harvard University in Cambridge.

“To join the board of ADS-TEC Energy PLC is an honor and very exciting,” said Alwin Epple. “The opportunity to contribute to the transformation of automotive mobility through ultrafast charging and battery storage solutions is motivating.”

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the geopolitical events including the Russian invasion of Ukraine; macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy; our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, which is available on our website at https://www.ads-tec-energy.com/en/company/invest and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contact:

For ADS-TEC Energy –International

Juliane Kunz

Senior Press Officer

press@ads-tec-energy.com

For ADS-TEC Energy – US

Stephannie Depa

Breakaway Communications

+1 530-864-0136

sdepa@breakawaycom.com